JOHN D. GRAMPA
Sr. Vice President Finance and Chief Financial Officer

MATERION CORPORATION

6070 Parkland Boulevard, Mayfield Heights, OH 44124

p 216.383.4905 f 440.720.0868 www.materion.com

September 19, 2012

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Terence O’Brien, Branch Chief

Jenn Do

Re:	Materion Corporation

Form 10-K

Filed February 29, 2012

File Number 1-15885

Ladies and Gentlemen:

Materion Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 5, 2012 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K filed February 29, 2012.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the year ended December 31, 2011

Note J – Contingencies and Commitments, page 83

1.	In response to prior comment 8, you address environmental loss contingencies and state you “do not believe that it is reasonably possible that the resolution of these sites will be at a cost that is materially in excess of the current reserves.” Please provide a similar statement in your future footnote disclosure that addresses ASC 450-20-50. The language in your proposed future disclosure regarding sites where investigative work and work plan development are substantially complete does not clearly state there is no reasonable possibility that a material additional loss may have been incurred.

United State Securities and Exchange Commission

Division of Corporation Finance

September 19, 2012

2.	Response:

In future filings, we will revise our disclosure to indicate that we do not believe it is reasonably possible that the cost to resolve environmental sites where the investigative work and work plan development are substantially complete will be materially different than what has been accrued.

Form 10-Q for the period ended June 29, 2012

Management’s Discussion and Analysis, page 13

3.	We note your disclosure throughout that the demand from a number of key markets, especially and including consumer electronics, remained soft during the second quarter of 2012. On page 17, you disclose that sales of precious metal products for applications within consumer electronics were lower in the second quarter and half of 2012 compared to the same periods of 2011, and the overall demand has “remained sluggish.” We also note from page 19 that you experienced weaker demand from the automotive electronics market and that there were no sales of beryllium hydroxide in the second quarter. However, in each of these instances, you do not provide a discussion of the macro- and micro-economic forces and trends that you believe had a material impact on demand for these products, which resulted in an adverse impact on your results of operations. Therefore, please tell us and revise future filings as applicable to discuss the prominent applications within each market, and identify and discuss the macro- and micro-economic factors impacting those applications particular to that period. For example, we note from the recent investor presentations included in the Forms 8-K filed August 6, and 17, 2012, the “key drivers” in the consumer electronics market include smartphone growth, tablet computers and LEDs, and miniaturization. It would appear that the market for smartphones and tablet computers has not yet reached saturation. In this particular instance, you should discuss why demand has remained weak, despite perceptions to the contrary.

Response:

In future filings, we will revise our disclosure to discuss prominent applications within each market and the macro- and micro-economic factors affecting those applications to the extent that they have a material impact on our results of our operations.

As requested, we are providing the following discussion at this time to assist the Staff in its understanding of the dynamics of the markets in question.

We sell a variety of materials that are used in a number of applications, including smartphones, tablet computers, LEDs, gaming systems and various hand held devices, in the consumer electronics market. This is a broad, fast moving market where technologies and the related material and design requirements can change rapidly. Technologies are also closely guarded for competitive reasons. Our materials are typically sold to stamping houses or sub-assembly shops and, consequently, we are one or more steps removed from the ultimate device manufacturer and the end-use consumer. While our marketing staffs will work closely with various demand generators, this market and supply chain structure (changing technologies, closely held technologies, multiple intermediaries) makes it difficult for us to determine where and how all of our material is being used in this market. Applications can have a short life as they are replaced with other applications that have superior performance or cost structures and, accordingly, we do lose applications from time to time.

United State Securities and Exchange Commission

Division of Corporation Finance

September 19, 2012

Since we are a material supplier, our products are often used in the early stages of the manufacture of consumer electronic products and our sales to the intermediaries typically can be made well in advance of the sale of the ultimate finished product to the consumer. Our sales may be adversely affected if an intermediary is in an over-stocked position because of misjudging the market or because it lost share to another intermediary.

Projected growth rates for LEDs were extremely high during the majority of 2011 and manufacturers throughout the supply chain built inventories and production plans to meet this fast growing level of demand. However, actual growth rates were lower than the projections and current growth projections, while still high, have moderated somewhat. During 2012, demand for our materials for LED applications has fallen temporarily as this high level of inventory in the supply chain needs to be worked down to be in balance with the current end-use consumer demand. Changes in technologies that allow an application to use less material may also have had a minor impact on our sales levels of these materials.

The consumer electronics market is a large international market. While the overall domestic sector of this market is solid, demand from Asia has softened in 2012.

Automotive electronics sales typically account for approximately 5% of our total sales. Applications for our materials in the automotive electronics market include various under the hood electronic connectors and other sensors that require a high level of reliability. The automotive electronics market is quite competitive and a limited number of automobile makes and models utilize our materials. We have a larger presence with certain domestic and European manufacturers than we do with the Japanese and Korean manufacturers. As with the consumer electronics market, we are typically one or more tiers removed from the automobile manufacturers and the end-use consumer. Therefore, changes in the overall consumer demand level for automobiles in general in a given period do not necessarily correlate to changes in sales of our materials in that same period. Our sales to the automotive electronics market were very strong in 2011 and sales levels in the first half of 2012 have slowed down from those high levels but were still higher than sales in 2010.

Beryllium hydroxide is sold to one customer, who is one of our competitors, in bulk shipments two or three times a year. There is no other active market for this material in this form. Beryllium hydroxide sales typically account for less than 1% of our total annual sales.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-383-4905.

Very truly yours,

/s/ John D. Grampa

John D. Grampa